FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES APPOINTMENT OF CO-CHAIRMAN AND ADDITION TO TECHNICAL MANAGEMENT TEAM

Toronto, Ontario, March 9, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira Energy” or the “Company”) is pleased to announce that Mr. Ohad Marani has been appointed Co-Chairman, Moshe Polity has been appointed as Chief Geophysicist and Greg Embery has been appointed Vice President of Geology of the Company.

Current Chairman of the Board, Dennis Bennie, said: “We are most fortunate to have Ohad Marani accept the position as Co-Chairman of Adira. His experience, knowledge and talents will be invaluable in growing our company. I extend a warm welcome on behalf of all our shareholders and look forward to working alongside Ohad. We are also very proud to strengthen our technical team with Moshe Politi and Greg Embery who are both experts in their respective fields and will add a tremendous amount of skill to the team as Adira prepares for Phase 1 of the Hula Valley natural gas exploration project and offshore license evaluation programs”.

Ohad Marani - Non-Executive Co-Chairman

Mr. Marani is currently Chairman of the Board, Israel Natural Gas Lines Ltd., a company that builds and operates the natural gas pipelines and related infrastructure in Israel. Until the end of 2009 Mr. Marani was Chairman of the Board of Alumot Investment House, a fast growing financial institution that manages provident funds, trust funds, and private investments. From March 2004 to July 2007, Mr. Marani served as Executive Chairman of the Board, Oil Refineries Ltd., the second largest industrial conglomerate in Israel whose holdings include oil refineries and petrochemical industries. The conglomerate has US$4 billion annual sales volume and Mr. Marani was responsible for its privatization and related largest ever equity raise in Israel of US$1.5 billion.

Prior to March 2004, Mr. Marani served in the Israeli government in various capacities. His most recent positions included head of the Budget Department of the state of Israel, and subsequently Director General of the Israel Finance Ministry, under then Finance Minister now Prime Minister, Benjamin Netanyahu. Mr. Marani was also Head of the Finance Department in the Israeli embassy in Washington DC, USA, responsible for matters of foreign aid (civilian and military); contact with international financial bodies; the World Bank and the International Monetary Fund (IMF).

Mr. Marani has a Masters Degree in Public Administration (major in economics and finance) from Harvard University, an MBA (majoring in finance) from Hebrew University of Jerusalem and a BA in Economics from Hebrew University of Jerusalem.

Mr Marani stated: “I’m very proud to join this ambitious company and its capable staff, and to bring to Adira, my experience in the Israeli energy industry and financial markets. Adira operates in a region with a huge potential, and is going to expand its operations to become a substantial player in the country and to create value to its shareholders”.

Moshe Politi - Chief Geophysicist

Mr. Politi is a Petroleum Geologist/Geophysicist with 38 years of experience in exploration and development of various and significant resource plays. He has specialized in the integration of multidisciplinary aspects and methodologies of geology and geophysics into viable prospects in various environments: onshore, offshore, shallow and deep prospects, structurally complex (overthrust) and stratigraphic plays. Mr. Politi brings to Adira Energy, a vast experience in geophysical (seismic and potential fields) interpretation, integration, processing as well as modeling and been involved in all stages of exploration and development.

Mr. Politi gained his experience in Israel as well as in Venezuela, Colombia and China, all through complex, multidisciplinary and large scale projects. He brings to Adira wide range of substantial experience in prospect generation, evaluation and development.

Mr. Politi received his bachelor degree in Geology from The Hebrew University in Jerusalem in 1972. He is currently engaged in advance studies at the Hebrew University in Jerusalem for PhD. Mr. Politi has taught Petroleum geology and geophysical methods courses for graduate and post graduate students at the Hebrew University in Jerusalem. His vast experience and acquaintance with the regional geology and tectonics of the Levant as well as the experience in wide range of exploration/development methodologies will greatly benefit Adira Energy.

Greg Embery – Vice President, Geology

Mr. Embery is a Petroleum Geologist with 30 years experience in exploration and development of new and significant resource plays. In particular, he has specialized in the oversight of new basin exploration programs and is considered an expert in geological interpretation. He has a multi-disciplined background and has the necessary experience to define new resource targets and to understand the minute details of interpretation that leads to major discoveries. Embery has signed off on several major newly discovered trends and plays and has defined the development strategy for individual wells for maximized production and reserves.

Mr. Embery is currently with Kinley Exploration, a highly specialized project management group experienced in international project evaluation and resource development execution. His role with Adira Energy will be to lead geological interpretation, assess resource targets and to revaluate existing data for overlooked opportunity. Mr. Embery has recently evaluated and assisted in the discovery of a large unconventional gas play in Southern Africa and a new exploration play in Chile. He has two and a half decades prior to that in the US Midcontinent, Rockies and San Juan Basin in the management and oversight of development operations on now some of the continent’s most productive basins.

Mr. Embery received his bachelor’s degree in Geology from Western State College of Colorado in 1978. He is a member of the American Association of Petroleum Geologists and the Rocky Mountain Association of Geologists. Mr. Embery has a unique skill set of basin interpretation through to full project exploitation and will leverage his considerable experience in the oil and gas industry for Adira Energy.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has three petroleum exploration licenses; the Eitan, Gabriella and Yitzhak Licenses, collectively covering an aggregate total of approximately 160,500 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod and 17 km offshore between Hadera and Netanya.

For more information contact:

Canada
Alan Friedman
Executive Vice President, Corporate Development
Adira Energy Ltd.
info@adiraenergy.com
+1 416 250 1955

Israel
Ilan Diamond
Chief Executive Officer
Adira Energy Ltd.
ilan@adiraenergy.com
+ 972 54 286 7503
+ 972 50 991 8555

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.